                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        AIRNET COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00941P 10 6
                                 (CUSIP Number)

                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                           Attn: Keith W. Kaplan, Esq.
                               260 S. Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4143
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

==============================================================================
CUSIP No.                                                  Page  2 of 32 Pages
==============================================================================

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                SCP Private Equity Partners II, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0(1)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) SCP Private Equity Partners II, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates, II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Mellon Ventures, L.P. (I.R.S. No. 25-1779945)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       478,315(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       478,315(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          478,315(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Mellon Ventures, L.P. prior to the filing of this Schedule 13D.

(2) Mellon Ventures, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Tandem PCS Investments, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,309,020(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,309,020(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,309,020(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P. prior to the filing of this Schedule D.

(2) Tandem PCS Investments, LP disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Adams Capital Management, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,641,874(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,641,874(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,641,874(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Adams Capital management, L.P. prior to the transaction requiring the filing of this
         Schedule 13D.

(2) Adams Capital Management, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Fostin Capital Associates II, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       271,593(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       271,593(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          271,593(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P. prior to the transaction requiring the filing of this Schedule 13D.

(2) Fostin Capital Associates II, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                VFC Capital, Inc. (I.R.S. 52-2029396)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,612,708(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,612,708(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,612,708(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc. prior to the filing of this Schedule 13D. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation, a Delaware corporation.

(2) VFC Capital, Inc. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Harris Corporation (I.R.S. No. 34-0276860)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,612,708(1)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       3,612,708(1)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,612,708(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc. prior to the filing of this Schedule 13D. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation, a Delaware corporation.

(2) Harris Corporation disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                The P/A Fund, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       785,700(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       785,700(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          785,700(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by the P/A Fund, L.P. prior to the transaction requiring the filing of this Schedule 13D.

(2) The P/A Fund, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                APA Excelsior III, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       998,743(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       998,743(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          998,743(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by APA Excelsior III, L.P. prior to the transaction requiring the filing of this
         Schedule 13D.

(2) APA Excelsior III/Offshore L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Royal Bank of Canada Trust Co. (Jersey) Ltd.,
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       374,607(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       374,607(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          374,607(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*

          PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd. prior to the transaction requiring the filing of this Schedule 13D.

(2) Royal Bank of Canada Trust Co. (Jersey) Ltrd., as custodian for APA Excelsior III/Offshore L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                CIN Venture Nominees, Ltd.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United Kingdom
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       52,028(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       52,028(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,028(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                43.15%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                EP
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd. prior to the transaction requiring the filing of this
         Schedule 13D.

(2) CIN Ventures Nominees, Ltd. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of warrants owned by Tandem PCS Investments, LP; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 998,743 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; and 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.

                                  SCHEDULE 13D

Item 1            Security and Issuer
-------------------------------------

         This statement (the "Statement") relates to the capital stock of AirNet Communications Corporation (the "Issuer"). This Statement constitutes an initial filing on Schedule 13D by SCP Private Equity Partners II, L.P. ("SCP II"), Mellon Ventures, L.P. ("Mellon"), and Tandem PCS Investments, L.P. ("Tandem") (collectively, the "Reporting Persons") each of which will acquire shares of Series B Convertible Preferred Stock of the Issuer (the "Preferred Stock"), which the Reporting Persons will have a right to convert into shares of common stock of the Issuer ("Common Stock") on a one-for-ten conversion ratio, and warrants to purchase additional shares of Common Stock, pursuant to that certain Securities Purchase Agreement, dated as of April 2, 2001(the "Securities Purchase Agreement"). As a condition to the consummation by the Reporting Persons of the transaction contemplated by the Securities Purchase Agreement, Adams Capital Management, L.P. ("Adams"), Fostin Capital Associates II, L.P. ("Fostin"), VFC Capital, Inc. ("VFC"), The P/A Fund, L.P. ("The P/A Fund"), APA Excelsior III, L.P. ("APA"), Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P. ("Royal Bank"), and CIN Venture Nominees, Ltd. ("CIN") (collectively, the "Stockholders"), each of which are existing stockholders of the Issuer, entered into that certain Stockholders Voting Agreement with the Reporting Persons (See Item 6). The address of the Issuer's principal executive office is 100 Rialto Place, Suite 300, Melbourne, Florida 32901.

         The filing of this statement shall not be construed as an admission by any of the parties hereto that it is the beneficial owner of any securities covered by this statement held by any other party hereto, or that such parties have in fact formed a group under Section 13d-3 of the Securities and Exchange Act of 1934, and it expressly disclaims beneficial ownership of those shares and the formation of such a group.

         Prior to the filing of this statement, VFC Capital, Inc. and Harris Corporation filed a joint Schedule 13G with respect to shares of common stock of the Issuer owned by them.

Item 2            Identity and Background
-----------------------------------------

         This Statement is filed jointly on behalf of the following:

                  (i) SCP II is a Delaware limited partnership and has its principal executive office and principal business address at 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087.

                  (ii) SCP Private Equity Partner II General Partner, L.P., a Delaware limited partnership ("SCP II General Partner"), is the general partner of SCP II, and has its principal executive office and principal business address at 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087.

                   (iii) SCP Private Equity II, LLC, a Delaware limited liability company ("SCP II Manager"), is the manager of SCP II, and has its principal executive office and principal business address at 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087. SCP is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies. Pursuant to a Management Agreement, SCP II Manager makes all decisions on behalf of SCP II General Partner, which in turn makes all decisions on behalf of SCP II.

                  (iv) Mellon is a Delaware limited partnership and has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801. Mellon is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

                  (v) MVMA, L.P., which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of Mellon and holds a 1% equity interest in Mellon. Its principal business is to act as general partner of Mellon.

                  (vi) MVMA, Inc., which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

                  (vii) Mellon Bank, N.A., which has its principal executive office and principal business address at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

                  (viii) Mellon Financial Corporation, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

                  (ix) Tandem, which has its principal executive office c/o Live Cycles Holding Co. 1981 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1, Canada is a Delaware limited partnership. Tandem is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

                  (x) Live Cycles Holding Co., which has its principal executive address at 2001 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1, Canada, is a Delaware corporation, is the general partner and manager of Tandem. The name, address and citizenship of each executive officer, director and shareholder of Live Cycles Holding Co. are set forth on Annex C hereto.

                  (xi) Caisse de Depot et Placement du Quebec, a Quebec corporation ("Caisse de Depot"), which has its principal executive address at 2001 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1, Canada, is the sole shareholder of Live Cycles Holding Co. The name, address and citizenship of each executive officer, director and shareholders of Caisse de Depot are set forth on Annex C hereto.

                  (xii) Adams, which has its principal executive office at 500 Blackburn Avenue, Sewickley, Pennsylvania 15143, is a Delaware limited partnership.

                  (xiii) Fostin, which has its principal executive office at 681 Anderson Drive, Pittsburgh, Pennsylvania 15220, is a Pennsylvania limited partnership.

                  (xiv) Fostin Capital Company, LLC, a Pennsylvania limited partnership, which has its principal executive office at 681 Anderson Drive, Pittsburgh, Pennsylvania 15220, is the general partner of Fostin. David Martin, who has a principal executive office at 681 Anderson Drive, Pittsburgh, Pennsylvania 15220, is the manager and controlling member of Fostin LLC.

                  (xv) VFC, which has its principal executive office at 1025 West NASA Boulevard, Melbourne, Florida 32919, is a Delaware corporation.


                  (xvi) Harris Corporation, a Delaware corporation, which has its principal executive address at 1025 West NASA Boulevard, Melbourne, Florida 32919, is a Delaware corporation, is the parent company of VFC. The name address and citizenship of each executive officer and director of Harris Corporation are set forth on Annex D hereof

                  (xvii) The P/A Fund, a Pennsylvania limited partnership, has its principal executive address as c/o Patricof & Co. Ventures, In. 45 Park Avenue, New York, NY 10022.


                  (xviii) APA Pennsylvania Partners II, L.P., a Pennsylvania limited partnership ("APA Pennsylvania"), which has its principal executive address at c/o Patricof & Co. Ventures, Inc. 445 Park Avenue, New York, NY 10022, is the general partner of the

P/A Fund. The names, addresses and citizenship of the general partners of APA Excelsior are set forth on Annex E hereto.

                  (xix) APA, a Delaware limited partnership, has its principal executive address at c/o Patricof & Co. Ventures, Inc. 445 Park Avenue, New York, NY 10022.

                  (xx) Royal Bank, a Delaware limited partnership and custodian for APA Excelsior III/Offshore L.P., has its principal executive address at c/o Patricof & Co. Ventures, Inc. 445 Park Avenue, New York, NY 10022.

                  (xxi) APA Excelsior III Partners, L.P., a Delaware limited partnership ("APA Excelsior"), which has its principal executive address at c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022, is the general partner of APA and APA Excelsior III/Offshore L.P. The names, addresses and citizenship of the general partners of APA Excelsior are set forth on Annex E hereto.

                  (xxii) CIN, a British pension fund, has its principal executive address at c/o Patricof & Ventures, Inc., 445 Park Avenue, New York, NY 10022.

                  (xxiii) Patricof & Co Ventures, Inc., a New York S-corporation, which has its principal executive address at c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022, is the general partner of CIN. The names, addresses and citizenship of its officers and managing directors are set forth on Annex E hereof.

         During the last five years, none of SCP II (together with SCP II General Partner and SCP II Manager) (collectively the "SCP II Affiliates"); Mellon (together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Bank Corporation and the persons set forth on Annexes A and B hereto) (collectively, the "Mellon Affiliates"); Tandem (together with Live Cycles Holding Co., Caisse de Depot and the persons set forth on Annex C hereto) (collectively, the "Tandem Affiliates"); Adams (together with ACM and Joel P. Adams) (collectively, the "Adams Affiliates"); Fostin (together with Fostin LLC and David Martin) (collectively , the "Fostin Affiliates"); VFC, [VFC's Executive Officer and Director], The P/A Fund (together with APA Pennsylvania and the persons set forth on Annex E hereto) (collectively, "The P/A Fund Affiliates"); APA, Royal Bank, and APA Excelsior III/Offshore L.P. (together with APA Excelsior and the persons set forth on Annex E hereto) (collectively, the "Royal Bank Affiliates"); CIN, (together with Patricof & Co. Ventures, Inc. and the persons set forth on Annex E hereto) (collectively, the "CIN Affiliates") have been convicted in any criminal proceeding.

         During the last five years, none of the SCP II Affiliates, the Mellon Affiliates, the Tandem Affiliates, the Adams Affiliates, the Fostin Affiliates, the VFC Affiliates, the PIA Fund Affiliates, the Royal Bank Affiliates and the CIN Affiliates have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration
-------------------------------------------------------------------

         The SCP II Affiliates will use working capital to acquire the 318,471.33 shares of Preferred Stock plus warrants to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million Dollars ($10,000,000).

         The Mellon Affiliates will use working capital to acquire the 318,471.33 shares of Preferred Stock plus warrants to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million Dollars ($10,000,000).

         The Tandem Affiliates will use working capital to acquire the 318,471.33 shares of Preferred Stock plus warrants to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million Dollars ($10,000,000).

         The Stockholders do not have any right to acquire any securities of the Issuer pursuant to the Securities Purchase Agreement.

Item 4            Purpose of the Transaction
--------------------------------------------

         The respective purpose of the SCP II Affiliates, the Mellon Affiliates and the Tandem Affiliates in acquiring the shares of Preferred Stock and warrants to purchase Common Stock pursuant to the Securities Purchase Agreement is to acquire an investment position in the Issuer. The Stockholders will not acquire any securities of the Issuer pursuant to the Securities Purchase Agreement.

         While the SCP II Affiliates, the Mellon Affiliates, the Tandem Affiliates, the Adams Affiliates, the Fostin Affiliates, the VFC Affiliates, the P/A Fund Affiliates, the Royal Bank Affiliates and the CIN Affiliates have no current plans to increase or decrease their respective investment positions, they intend to review their respective investment positions from time to time. Depending upon such review, as well as market and business conditions and other factors, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Preferred Stock and/or Common Stock.

         According to the terms and conditions of the Securities Purchase Agreement, each of SCP II and Tandem has the right (the "Board Right") to designate one person (each, a "Designee") to the Board of Directors of the Issuer (the "Board"). The Board Right will permit the Designees to fill two vacancies of the seven member Board.

         In connection with the Securities Purchase Agreement, the Issuer intends to file an amendment to its Certificate of Incorporation (the "Certificate of Designation") to provide for the Board Right, subject to the approval of the National Association of Securities Dealers (the "NASD"). If approved by the NASD, the Certificate of Designation may impede the acquisition of control of the Issuer.

Item 5            Interest in Securities of the Issuer
------------------------------------------------------

         (a) The SCP II Affiliates are the beneficial owners of no capital stock of the Issuer. The Mellon Affiliates are the beneficial owners of 478,315 shares of Common Stock on a fully diluted basis. The 478,315 shares constitute 1.96% of the issued and outstanding shares of Common Stock on a fully diluted basis. The Tandem Affiliates are the beneficial owners of 2,309,020 shares of Common Stock on a fully diluted basis, which includes currently exercisable warrants to purchase 163,555 shares of Common Stock. The 2,309,020 shares constitute 9.47% of the issued and outstanding shares of Common Stock on a fully diluted basis. The Adams Affiliates are the beneficial owners of 1,641,874 shares of Common Stock. The Fostin Affiliates are the beneficial owners of 271,593 shares of Common Stock. The VFC Affiliates are the beneficial owners of 3,612,708 shares of Common Stock on a fully diluted basis, including currently exercisable warrants to purchase 210,880 shares of Common Stock. The P/A Fund Affiliates are the beneficial owners of 785,700 shares of Common Stock. The APA Affiliates are the beneficial owners of 998,743 shares of Common Stock. The Royal Bank Affiliates are the beneficial owners of 374,607 shares of Common Stock. The CIN Affiliates are the beneficial owners of 52,028 shares of Common Stock.

                  Each party hereto may be deemed to beneficially own the shares of Common Stock owned by the other parties hereto by reason of the Voting Agreement, however, each of the parties hereto disclaims beneficial ownership of all capital stock owned by each other party hereto.

         (b) The Mellon Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 478,315 shares of Common Stock, on a fully diluted basis.

                  The Tandem Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,309,020 shares of Common Stock, on a fully diluted basis.

                  The Adams Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,641,874 shares of Common Stock.

                  The Fostin Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 271,593 shares of Common Stock.

                  The VFC Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 3,612,708 shares of Common Stock, on a fully diluted basis.

                  The P/A Fund Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 785,700 shares of Common Stock.

                  The APA Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 998,743 shares of Common Stock.

                  The Royal Bank Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 374,607 shares of Common Stock.

                  The CIN Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 52,028 shares of Common Stock.

         (c) Except for the transactions described in Items 3 and 4 above, none of the parties described in paragraph (a) have effected any transactions in the securities of the Issuer during the past sixty (60) days.

         (d) No persons, other than the SCP II Affiliates, the Mellon Affiliates, the Tandem Affiliates, the Adams Affiliates, the Foster Affiliates, the VFC Affiliates, the P/A Fund Affiliates, the Royal Bank Affiliates and the CIN Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

         (e)      Not applicable.

Item 6   Contracts, Arrangements, Understandings, or Relationships with Respect
-------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         SCP II, Mellon and Tandem will acquire shares of Preferred Stock and warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement (the "Transaction") upon satisfaction by the Issuer of certain conditions precedent under the Stock Purchase Agreement. As an additional condition to the obligations of SCP II, Mellon and Tandem to consummate the Transaction, SCP II, Mellon and Tandem simultaneously entered into a Stockholders Voting Agreement, attached hereto as Exhibit A (the "Voting Agreement"), with the Stockholders whereby, subject to the terms of the Voting Agreement, (i) the Stockholders agreed to vote all shares of capital stock of the Issuer owned by each of them in favor of the consummation of the Transaction; (ii) SCP II, Mellon, Tandem and the Stockholders agreed to vote all of their respective shares of capital stock of the Issuer owned by each of them in favor of electing the Designees of SCP II and Tandem to the Board, and (iii) SCP II, Mellon, Tandem and the Stockholders agreed not to transfer, sell or dispose of any shares of capital stock of the Issuer owned by each of them until such time as the NASD approves an amendment to the Certificate of Designation providing for the Board Right (unless such transferee or purchaser agrees to be bound by the Voting Agreement). In order to ensure that the Stockholders will vote in favor of the consummation of the Transaction, each Stockholder executed and delivered to SCP II, Mellon and Tandem an irrevocable proxy, attached hereto as Exhibit B (the "Irrevocable Proxy").

         The Irrevocable Proxy, and the corresponding obligation of the Stockholders to vote all of their respective shares of capital stock of the Issuer in favor of the consummation of the Transaction, shall remain in effect until the earliest of: (i) June 30, 2001; (ii) the day immediately following the date the Transaction is otherwise approved by a majority of the stockholders of the Issuer; (iii) the date the Securities Purchase Agreement is terminated in accordance with its terms; and (iv) the date the Issuer, SCP II, Mellon and Tandem amend the Securities Purchase Agreement, the effect of which materially adversely affects the rights of any Stockholder by virtue of the Securities Purchase Agreement, unless such Stockholder(s) have consented to such amendment.

         The obligation of the SCP II, Mellon, Tandem and the Stockholders to vote all of their respective shares of capital stock of the Issuer in favor of the Board Right, shall terminate upon the date the Issuer shall have obtained the written approval of the Nasdaq Stock Market or its Staff, under Rule 4351 of the NASD or such other rules as may apply, for an amendment to the Certificate of Designation providing for the Board Right; provided, however, as to Mellon only, its obligations with respect to the Board Right shall terminate, if earlier than the date of such approval, upon the first to occur of (i) June 30, 2001, and (ii) immediately following the next meeting of the stockholders of the Issuer at which the Class III directors of the Issuer shall be elected.

Item 7            Material to be Filed as Exhibits
--------------------------------------------------

         The following materials will be filed as exhibits:

         Exhibit A:    Securities Purchase Agreement
         Exhibit B:    Voting Agreement
         Exhibit C:    Irrevocable Proxy

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 12, 2001
                                 SCP PRIVATE EQUITY PARTNERS II, L.P.

                                 By:   SCP Private Equity Partner II
                                       General Partner, L.P., its
                                       General Partner

                                       By:  SCP Private Equity II, LLC,
                                            its manager


                                            By:    /s/ Wayne B. Weisman
                                                   -------------------------
                                                   Name:    Wayne B. Weisman
                                                   Title:   A Manager


                                 TANDEM PCS INVESTMENTS, L.P.

                                 By:   Live Cycles Holding Co.,
                                       its General Partner


                                       By:  /s/ Pierre Belanger
                                            --------------------------------
                                            Pierre Belanger, President


                                       By:  /s/ Lynn McDonald
                                            --------------------------------
                                            Lynn McDonald, Vice President
                                            and Secretary


                                 MELLON VENTURES, L.P.

                                 By:   MVMA, L.P., its General Partner

                                       By:  MVMA, Inc. its General Partner

                                            By:    /s/ Ronald Coombs
                                                   -------------------------
                                                   Name:    Ronald Coombs
                                                   Title:   Principal


                                 THE P/A FUND, L.P.

                                 By:   APA Pennsylvania Partners II, L.P.,
                                       General Partner

                                       By:  /s/ Robert M. Chefitz
                                            --------------------------------
                                            Name:   Robert M. Chefitz
                                            Title:  General Partner

                               APA EXCELSIOR III L.P.

                               By:   APA Excelsior III Partners, L.P.,
                                     General Partner

                                     By:  /s/ Robert M. Chefitz
                                          ----------------------------------
                                          Name:     Robert M. Chefitz
                                          Title:    General Partner


                               ROYAL BANK OF CANADA TRUST CO. (JERSEY) LTD.,
                               AS CUSTODIAN FOR APA EXCELSIOR III/OFFSHORE L.P.

                               By:   APA Excelsior III Partners, L.P.,
                                     General Partner

                                     By:  /s/ Robert M. Chefitz
                                          -----------------------------------
                                          Name:     Robert M. Chefitz
                                          Title:    General Partner


                               CIN VENTURE NOMINEES, LTD.

                               By:   Patricof & Co. Ventures, Inc.,
                                     Investing Manager

                                     By:  /s/ Robert M. Chefitz
                                          -----------------------------------
                                          Name:     Robert M. Chefitz
                                          Title:    Managing Director


                               ADAMS CAPITAL MANAGEMENT, L.P.

                               By:   ACM Capital Partners II, L.P.,
                                     General Partner

                                     By:  /s/ Joel P. Adams
                                          -----------------------------------
                                          Name:     Joel P. Adams
                                          Title:    General Partner


                               FOSTIN CAPITAL ASSOCIATES II, L.P.

                               By:   Fostin Capital Company, LLC

                                     By:  /s/ David Martin
                                          ----------------------------------
                                          Name:     David Martin
                                          Title:    Manager

                                   VFC CAPITAL, INC.

                                   By:   /s/ Scott Mikuen
                                         -------------------------------------
                                         Name:      Scott Mikuen
                                         Title:     Assistant Secretary

                                   HARRIS CORPORATION

                                   By:   /s/ Scott Mikuen
                                         -------------------------------------
                                         Name:      Scott Mikuen
                                         Title:     Assistant Secretary

                                     Annex A
              Executive Officers, Directors and Sole Stockholder of
                                   MVMA, Inc.


Name and Title                 Principal Occupation and Business Address
--------------                 -----------------------------------------

Paul D. Cohen                  Principal
Director                       Mellon Ventures, Inc.
                               One Mellon Center, Room 5300
                               Pittsburgh, PA  15258

Ronald J. Coombs               Principal, Vice President--Operations
Vice President                 Mellon Ventures, Inc.
and Director                   One Mellon Bank Center, Room 5300
                               Pittsburgh, PA 15258

Lawrence E. Mock, Jr.          President and Chief Executive Officer
                               Mellon Ventures, Inc.,
                               One Mellon Bank Center, Room 5300
                               Pittsburgh, Pa 15258


Each of the individuals listed above is a citizen of the United States of America.

                                     Annex B
                       Executive Officers and Directors of
                  Mellon Bank, N.A. and Mellon Bank Corporation

Name                                Principal Occupation and Business Address
--------                            -----------------------------------------

Directors of Mellon Bank, N.A. and Mellon Bank Corporation:

Dwight L. Allison, Jr.              Retired Chairman, President and Chief
                                    Executive Officer, The Boston Company
                                    One Mellon Bank Center
                                    Room 4826
                                    Pittsburgh, PA 15258-0001

Burton C. Borgelt                   Retired Chairman and Chief Executive Officer
                                    Dentsply International, Inc.
                                    One Mellon Bank Center
                                    Room 4826
                                    Pittsburgh, PA 15258-0001

Carol R. Brown                      President, The Pittsburgh Cultural Trust
                                    125 Seventh Street, Suite 500
                                    Pittsburgh, PA 15222-3411

Frank V. Cahouet                    Chairman, President and
                                    Chief Executive Officer,
                                    Mellon Bank Corporation
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Jared L. Cohon                      President, Carnegie Mellon University
                                    5000 Forbes Avenue
                                    Pittsburgh, PA 15213

Christopher M. Condron              Vice Chairman, Mellon Bank Corporation
                                    200 Park Avenue, 55th Floor
                                    New York, NY 10166

J. W. Connolly                      Retired Senior Vice President,
                                    H.J. Heinz Company
                                    One Mellon Bank Center
                                    Room 4826
                                    Pittsburgh, PA 15258-0001

Charles A. Corry                  Retired Chairman and Chief Executive Officer,
                                  USX Corporation
                                  One Mellon Bank Center
                                  Room 4826
                                  Pittsburgh, PA 15258-0001

C. Frederick Fetterolf            Retired President and Chief Operating Officer,
                                  Aluminum Company of America
                                  One Mellon Bank Center
                                  Room 4826
                                  Pittsburgh, PA 15258-0001

Ira Gumberg                       President and Chief Executive Officer,
                                  J.J. Gumberg Co.
                                  1051 Brinton Road
                                  Pittsburgh, PA 15221-4599

Pemberton Hutchinson              Retired Chairman, Westmoreland Coal Company
                                  One Mellon Bank Center
                                  Room 4826
                                  Pittsburgh, PA 15258-0001

George W. Johnstone               Retired President and Chief Executive Officer
                                  American Water Works Company, Inc.
                                  One Mellon Bank Center
                                  Room 4826
                                  Pittsburgh, PA 15258-0001

Rotan E. Lee                      Hugh Wood, Inc.
                                  The Bellevue
                                  200 South Broad Street
                                  Philadelphia, PA 19102

Andrew W. Mathieson               500 Grant Street, Suite 4106
                                  Pittsburgh, PA 15219-2502

Edward McAniff                    Partner, O'Melveny & Myers
                                  400 South Hope Street, Suite 1711
                                  Los Angeles, CA 90071

Martin G. McGuinn                   Vice Chairman, Mellon Bank Corporation
                                    Chairman and Chief Executive Officer,
                                    Mellon Bank, N.A.
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Robert Mehrabian                    Executive Vice President and
                                    Segment Executive
                                    Allegheny Teledyne Incorporated
                                    2049 Century Part East, 15th Floor
                                    Los Angeles, CA 90067-3101

Seward Prosser Mellon               Richard K. Mellon and Sons
                                    P.O. Box RKM
                                    Ligonier, PA 15658-0780

Mark A. Nordenberg                  Office of the Chancellor
                                    107 Cathedral of Learning
                                    Pittsburgh, PA 15260

David S. Shapira                    Chairman and Chief Executive Officer
                                    Giant Eagle, Inc.
                                    101 Kappa Drive
                                    Pittsburgh, PA 15238-2809

W. Keith Smith                      Senior Vice Chairman, Mellon Bank, N.A.
                                    Chairman & Chief Executive Officer,
                                    The Boston Company
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Joab L. Thomas                      President Emeritus,
                                    The Pennsylvania State University
                                    One Mellon Bank Center
                                    Room 4826
                                    Pittsburgh, PA 15258-0001


Wesley W. von Schack                Chairman, President and
                                    Chief Executive Officer,
                                    New York State Electric & Gas Corporation
                                    4500 Vestal Parkway East
                                    Binghamton, NY 13902-3607

William J. Young                    One Mellon Bank Center
                                    Room 4826
                                    Pittsburgh, PA 15258-0001

      Executive Officers of Mellon Bank Corporation and Mellon Bank, N.A.:

Frank V. Cahouet                    Chairman, President and
                                    Chief Executive Officer,
                                    Mellon Bank Corporation
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Martin G. McGuinn                   Vice Chairman, Mellon Bank Corporation
                                    Chairman and Chief Executive Officer,
                                    Mellon Bank, N.A.
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Christopher M. Condron              Vice Chairman, Mellon Bank Corporation
                                    200 Park Avenue, 55th Floor
                                    New York, NY 10166

Steven G. Elliot                    Senior Vice Chairman and
                                    Chief Financial Officer,
                                    Mellon Bank, N.A.
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

W. Keith Smith                      Senior Vice Chairman, Mellon Bank,N.A.
                                    Chairman & Chief Executive Officer,
                                    The Boston Company
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001


John T. Chesko                      Vice Chairman, Chief Risk &
                                    Chief Credit Officer,
                                    Mellon Bank, N.A.
                                    One Mellon Bank Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Jeffrey L. Leininger              Vice Chairman, Specialized Commercial Banking,
                                  Mellon Bank, N.A.
                                  One Mellon Bank Center
                                  Room 4700
                                  Pittsburgh, PA 15258-0001

David R. Lovejoy                  Vice Chairman, Financial Markets & Corporate
                                  Development, Mellon Bank, N.A.
                                  One Mellon Bank Center
                                  Room 4700
                                  Pittsburgh, PA 15258-0001

Keith P. Russell                  Vice Chairman, Mellon Financial Group - West
                                  Coast, Mellon Bank, N.A.
                                  400 South Hope Street
                                  Los Angeles, CA 90071-2806

Peter Rzasnicki                   Vice Chairman, Global Trust Services,
                                  Mellon Bank, N.A.
                                  One Mellon Bank Center
                                  Room 4700
                                  Pittsburgh, PA 15258-0001

William J. Stalkamp               Vice Chairman, Mellon Bank, N.A.
                                  One Mellon Bank Center
                                  Room 0895
                                  Pittsburgh, PA 15258-0001

         Each of the individuals listed above is a citizen of the United States of America, except Jeffrey L. Leininger is a German citizen. The sole stockholder of Mellon Bank, N.A. is Mellon Bank Corporation.

                                    Annex __
                   Directors and Executive Officers of Harris



Identity and Background;
Beneficial Ownership of Common Stock

Name  and Business Address                               Position with Harris and Present Principal Occupation

DIRECTORS
---------

Phillip W. Farmer*                                       Chairman, President and Chief Executive Officer,
1025 West NASA Blvd.                                     Harris Corporation
Melbourne, FL 32919

Alfred C. DeCrane, Jr.                                   Director
Two Greenwich Plaza Suite 300                            Retired Chairman and Chief Executive Officer,
Greenwich, CT  06836                                     Texaco Inc.

Ralph D. DeNunzio                                        Director
375 Park Avenue Suite 2602                               President, Harbor Point Associates, Inc.
New York, NY  10152

Joseph L. Dionne                                         Director
198 North Wilton Road                                    Retired Chairman and Chief Executive Officer, The
New Canaan, CT  06840                                    McGraw-Hill Companies, Inc.

John T. Hartley                                          Director
1025 West NASA Blvd.                                     Retired Chairman and Chief Executive Officer, Harris
Melbourne, FL  32919                                     Corporation

Karen Katen                                              Director
235 E. 42nd Street 15th Floor                            Executive Vice President, Pfizer Pharmaceuticals
New York, NY  10017                                      Group; President, U.S. Pharmaceuticals Group

Stephen P. Kaufman                                       Director
25 Hub Drive                                             Chairman of the Board, Arrow Electronics, Inc.
Melville, NY   11747-3509

Gregory T. Swienton                                      Director
3600 N.W. 82nd Street                                    President and Chief Executive Officer, Ryder System,
Miami, FL  33166                                         Inc.

Alexander B. Trowbridge                                  Director
1317 F. Street N.W. Suite 500                            President, Trowbridge Partners
Washington, DC  20004


OFFICERS
--------

Bruce M. Allan                                           President, Broadcast Communications Division
Harris Broadcast Communications Div.
4393 Digital Way
Mason, OH  45040


Richard L. Ballantyne                                     Vice President - General Counsel and Secretary
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919

James L. Christie                                         Vice President - Controller
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919

Allen E. Dukes                                            President, Microwave Communications Division
Harris Microwave Communications Div.
330 Twin Dolphin Drive
Redwood Shores, CA 94065-1421

Nick E. Heldreth                                          Vice President - Human Resources and Corporate
Harris Corporation                                        Relations
1025 West NASA Blvd.
Melbourne, FL  32919

Robert K. Henry                                           President, Government Communications Systems
Harris Government Communications Systems Div.             Division
2400 NE Palm Bay Road
Palm Bay, FL  32905

Chester A. Massari                                        President, RF Communications Division
Harris RF Communications Div.
1680 University Avenue
Rochester, NY  14610

Daniel R. Pearson                                         President, Network Support Division
Harris Network Support Div.
1025 West NASA Blvd.
Melbourne, FL  32919

Bryan R. Roub                                             Senior Vice President and Chief Financial Officer
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919

Gary L. McArthur                                          Vice President - Corporate Development
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919

David S. Wasserman                                        Vice President - Treasurer
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919


                                     Annex B
                       Executive Officers and Directors of
                Mellon Financial Corporation and Mellon Bank N.A.

Directors of Mellon Bank, N.A. and Mellon Bank Corporation:

Director                              Principal Occupation and Business Address              Director Since
--------                              -----------------------------------------              --------------

Burton C. Borgelt                     Retired Chairman and Chief Executive Officer           1991
                                      Dentsply International, Inc.
                                      545 Sanctuary Drive
                                      Unit 405 B
                                      Longboat Key, FL  34228

Carol R. Brown                        President                                              1992
                                      The Pittsburgh Cultural Trust
                                      803 Liberty Avenue
                                      Pittsburgh, PA  15222-3411

Jared L. Cohon                        President                                              1998
                                      Carnegie Mellon University
                                      5000 Forbes Avenue
                                      Pittsburgh, PA  15213

Christopher M. Condron                President and Chief Operating Officer                  1998
                                      Mellon Financial Corporation and
                                      Mellon Bank, N.A.
                                      Chairman and Chief Executive Officer
                                      The Dreyfus Corporation
                                      200 Park Avenue, 55th Floor
                                      New York, NY  10166

J. W. Connolly                        Retired Senior Vice President                          1989
                                      H. J. Heinz Company
                                      157 Backbone Road
                                      Sewickley, PA 15143-2336

Charles A. Corry                      Retired Chairman and Chief Executive Officer           1991
                                      USX Corporation
                                      2024 Murdstone Road
                                      Pittsburgh, PA 15241-2243

Steven G. Elliott                     Senior Vice Chairman and                               2001
                                      Chief Financial Officer
                                      Mellon Financial Corporation and
                                      Mellon Bank, N.A.
                                      One Mellon Center, Room 4700
                                      Pittsburgh, PA  15258



                                     Annex B
                       Executive Officers and Directors of
                Mellon Financial Corporation and Mellon Bank N.A.

Directors of Mellon Bank, N.A. and Mellon Bank Corporation:

Director                              Principal Occupation and Business Address              Director Since
--------                              -----------------------------------------              --------------

Ira J. Gumberg                        President and Chief Executive Officer                  1989
                                      J. J. Gumberg Co.
                                      1051 Brinton Road
                                      Pittsburgh, PA  15221-4599

Pemberton Hutchinson                  Retired Chairman and Chief Executive Officer           1989
                                      Westmoreland Coal Company
                                      614 Gravers Lane
                                      Wyndmoor, PA  19038

Edward J. McAniff                     Of Counsel                                             1994
                                      O'Melveny & Myers
                                      400 South Hope Street, Suite 1717
                                      Los Angeles, CA  90071

Martin G. McGuinn                     Chairman and Chief Executive Officer                   1998
                                      Mellon Financial Corporation and
                                      Mellon Bank, N.A.
                                      One Mellon Center, Room 4700
                                      Pittsburgh, PA  15258

Robert Mehrabian                      President and Chief Executive Officer                  1994
                       Teledyne Technologies, Incorporated
                                      Teledyne Technologies, Inc.
                                      2049 Century Park East, 15th Floor
                                      Los Angeles, CA  90067-3101

Seward Prosser Mellon                 President and Chief Executive Officer                  1972
                                      Richard K. Mellon and Sons
                                      Richard King Mellon Foundation
                                      Richard K. Mellon and Sons
                                      P. O. Box RKM
                                      Ligonier, PA  15658-0780

Mark A. Nordenberg                   Chancellor                                              1998
                                     University of Pittsburgh
                                     Office of the Chancellor
                                     107 Cathedral of Learning
                                     Pittsburgh, PA  15260



                                     Annex B
                       Executive Officers and Directors of
                Mellon Financial Corporation and Mellon Bank N.A.

Directors of Mellon Bank, N.A. and Mellon Bank Corporation:

Director                              Principal Occupation and Business Address           Director Since
--------                              -----------------------------------------           --------------

David S. Shapira                      Chairman and Chief Executive Officer                   1986
                                      Giant Eagle, Inc.
                                      Chairman and Chief Executive Officer
                                      Giant Eagle, Inc.
                                      101 Kappa Drive
                                      Pittsburgh, PA 15238-2809

Joab L. Thomas                        President Emeritus                                     1993
                                      The Pennsylvania State University
                                      Two Fairmont Woods
                                      Tuscaloosa, AL  35405

Wesley W. von Schack                  Chairman, President and Chief Executive Officer        1989
                                      Energy East Corporation
                                      Energy East Corporation
                                      P.O. Box 5224
                                      Corporate Drive-Kirkwood Industrial Park
                                      Binghamton, NY  13902-5224


                                     Annex C


Live Cycles Holding Co. ("Live Cycle") is the general partner of Tandem. The directors and executive officers of Live Cycle are as follows:

Directors
Pierre Belanger
Lynn McDonald

Executive Officers
Pierre Belanger- President
Lynn McDonald- Vice President and Secretary
Pierre Bedard- Vice President.

Live Cycle is a wholly-owned subsidiary of Caisse de Depot et Placement du Quebec, a Quebec Corporation ("Caisse de Depot"). The directors and executive officers of Caisse de Depot are as follows: